UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wild Oats Markets Inc.

(Name of Issuer) Common Stock, $.001 par value per share
(Title of Class of Securities) 96808B107
(CUSIP Number) December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 96808B107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Sultan Center for Trading and General Contracting W.L.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Kuwait
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,662,000 shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,662,000 shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12	TYPE OF REPORTING PERSON* OO (A company with limited liability organized under the laws of the State of Kuwait)

*	Based upon 29,498,615 shares outstanding as of October 30, 2006 as disclosed in Wild Oats Markets Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 96808B107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Wild Oats Markets Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Wild Oats Markets Inc. 3375 Mitchell Lane Boulder, CO 80301

Item 2(a).	Name of Persons Filing:

The Sultan Center for Trading and General Contracting W.L.L.

Item 2(b).	Address of Principal Business Office, or if none, Residence:

P.O. Box 26567 13126 Safat Kuwait

Item 2(c).	Citizenship:

State of Kuwait

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e).	CUSIP Number:

96808B107

Item 3.	Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

1,662,000

Item 4(b).	Percent of Class:

5.6% based upon 29,498,615 shares outstanding as of October 30, 2006 as disclosed in Wild Oats Markets Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

Item 4(c).	Number of shares as to which such person has:

CUSIP No. 96808B107	13G	Page 4 of 5 Pages

(i)	Sole power to vote or to direct the vote: 1,662,000 shares
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 1,662,000 shares
(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 96808B107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2007

The Sultan Center for Trading and General Contracting W.L.L.

By:	/s/ Ayman Bader Sultan Ben Issay
Name: Mr. Ayman Bader Sultan Ben Issay
Title: Managing Director